SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                         Commission File Number: 0-14039


                           NOTIFICATION OF LATE FILING



               |X| Form 10-KSB                     |_| Form 11-K
               |_| Form 20-F                       |_| Form 10-Q
               |_| Form N-SAR
               For the Period Ended: December 31, 1999



|_|Transition Report on Form 10-K            |_|Transition Report on Form 10-Q
|_|Transition Report on Form 20-F            |_|Transition Report on Form N-SAR
|_|Transition Report on Form 11-K

                        For the Transition Period Ended:


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                  Not applicable.

                                     PART I
                             REGISTRANT INFORMATION

                                  NUCLEUS, INC.
                            (Full Name of Registrant)

                            401 North Michigan Avenue
                                    Suite 745
                             Chicago, Illinois 60611
                     (Address of principal executive office)

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

     |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     Nucleus, Inc. (the "Registrant") is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 1999 within 90 days of the end of such period. The Registrant has recently closed a temporary debt financing arrangement which required substantial time and effort of its management and financial personnel who are responsible for preparation of the Registrant's financial statements and periodic reports required to be filed by the Registrant with the Commission. As a result, additional time has been needed for completing the Registrant's financial statements for inclusion in the Registrant's Form 10-KSB for fiscal year 1999.


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
                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

          J. Theodore Hartley, Nucleus, Inc.
          312-683-9000

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         |X|  Yes                   |_|  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
         |_|  Yes                   |X|  No


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


                                  NUCLEUS, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        Nucleus, Inc.


March 30, 2000                          By:/s/   J. Theodore Hartley
                                           ------------------------------------
                                           Executive Vice President and Chief
                                           Financial Officer


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